444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE

2023-03

PolyMet announces commencement of the Rights Offering and trading dates

St. Paul, Minn., March 13, 2023 - PolyMet Mining Corp. TSX: POM; NYSE American: PLM, ("PolyMet" or the "company") has commenced its previously announced offering of rights ("Rights") to purchase common shares of the company ("Common Shares") to raise US$195,400,000 in gross proceeds (the "Rights Offering").

The Rights trade on the Toronto Stock Exchange ("TSX") under the symbol "POM.RT" and will cease trading on the TSX at noon (Toronto time) on April 4, 2023. The Rights trade on the NYSE American under the symbol "PLM.RT", and will be suspended on the NYSE American prior to the markets opening on April 4, 2023.

All eligible holders of Common Shares ("Shareholders") of PolyMet (subject to applicable law) have been distributed one Right for every Common Share of PolyMet owned on the record date of March 10, 2023. For each one (1) Right held, Shareholders are entitled to acquire 0.91068844 Common Shares at US$2.11 per common share.  The company is offering a total of 101,688,603 Rights to purchase 92,606,635 Common Shares pursuant to the Rights Offering.

Subject to applicable law, all PolyMet Shareholders have the choice to participate and, by exercising all of their Rights, maintain their existing levels of ownership. Rights holders can, in whole or in part, exercise their Rights and subscribe for Common Shares or sell or assign their Rights to another party. The expiry time ("Expiry Time") of the Rights Offering is 5:00 p.m. (Toronto time) on April 4, 2023, after which time unexercised Rights will be void and of no value.

Shareholders who fully exercise their Rights under their basic subscription privilege will be entitled to subscribe for additional Common Shares, if available as a result of unexercised Rights prior to the Expiry Time, subject to certain limitations as set out in the rights offering circular. The company expects to close the Rights Offering on or about April 5, 2023, but in any event no later than April 28, 2023. No fractional Rights will be issued. No fractional Common Shares will be issued. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares and no cash will be paid in lieu thereof.

As previously announced, the company entered into a standby purchase agreement with Glencore AG ("Glencore"), the company's largest shareholder, on February 27, 2023 (the "Standby Purchase Agreement"), pursuant to which Glencore, subject to certain terms and conditions and limitations, has agreed to exercise its basic subscription privilege in full and to purchase at the Rights Price, that number of Common Shares, equal to the difference, if any, of (x) the total number of Common Shares offered pursuant to the Rights Offering minus (y) the number of Common Shares subscribed for pursuant to the basic subscription privilege and the additional subscription privilege (the "Standby Commitment"). As a result, subject to the satisfaction of the terms and conditions of the Standby Purchase Agreement, the Rights Offering will be fully backstopped by Glencore.

Further details concerning the Rights Offering, including the terms of the Standby Purchase Agreement, are contained in the company's notice and rights offering circular dated February 27, 2023, which is available on the company's SEDAR profile and in the company's Registration Statement on Form F-10, filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov). The foregoing description of certain terms of the Standby Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed by PolyMet under its profile at www.sedar.com.

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This news release does not constitute an offer to sell, nor the solicitation of an offer to buy, the securities in any jurisdiction; nor shall there be any sale of securities mentioned in this news release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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About PolyMet

PolyMet is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex.

For more information: www.polymetmining.com

For further information, please contact:

Media
Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

M: +1 (651) 964-9729

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures; Forward-Looking Statements

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, the successful closing of the Rights Offering, Glencore's exercise of the Standby Commitment and the company's actual use of proceeds raised under the Rights Offering. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, among other things, receipt of regulatory approvals. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2021, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.